UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                           GEOTEK COMMUNICATIONS, INC.
                     -------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                      -----------------------------------
                         (Title of Class of Securities)

                                    373654102
                            -----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 23, 1997
                         -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]**. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.


                         Continued on following page(s)
                               Page 1 of 81 Pages
                             Exhibit Index: Page 21

-----------------

* Initial filing with respect to Winston Partners, L.P. and Chatterjee Fund Management, L.P.

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
        Schedule 13D.

                                  SCHEDULE 13D
CUSIP No. 373654102                                           Page 2 of 81 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               S-C RIG INVESTMENTS-III, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         11,090,449
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                            11,090,449
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    11,090,449/1/

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                                    15.47%/1/

14      Type of Reporting Person*

        PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person may be deemed the beneficial owner.

                                  SCHEDULE 13D
CUSIP No. 373654102                                           Page 3 of 81 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               S-C RIG CO.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         11,090,449
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           11,090,449
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    11,090,449/1/

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                                    15.47%/1/

14      Type of Reporting Person*

        CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person may be deemed the beneficial owner.

                                  SCHEDULE 13D

CUSIP No. 373654102                                           Page 4 of 81 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         170,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                             0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           170,000
    With
                      10     Shared Dispositive Power
                                       0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    170,000/1/

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                             .28%/1/

14      Type of Reporting Person*

               PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person may be deemed the beneficial owner.

                                  SCHEDULE 13D

CUSIP No. 373654102                                           Page 5 of 81 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE FUND MANAGEMENT, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         170,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                                  0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           170,000
    With
                      10     Shared Dispositive Power
                                            0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    170,000/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             .28%/1/

14      Type of Reporting Person*

               PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person may be deemed the beneficial owner.

                                  SCHEDULE 13D
CUSIP No. 373654102                                           Page 6 of 81 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS II LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Island

                      7      Sole Voting Power
  Number of                         214,171
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                            214,171
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    214,171/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                                    .35%/1/

14      Type of Reporting Person*

        OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person may be deemed the beneficial owner.

                                  SCHEDULE 13D
CUSIP No. 373654102                                           Page 7 of 81 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               WINSTON PARTNERS II LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         106,965
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           106,965
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    106,965/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                                    .18%/1/

14      Type of Reporting Person*

        OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person may be deemed the beneficial owner.

                                  SCHEDULE 13D
CUSIP No. 373654102                                           Page 8 of 81 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE ADVISORS LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         321,136
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           321,136
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    321,136/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                                    .53%/1/

14      Type of Reporting Person*

        OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person may be deemed the beneficial owner.

                                  SCHEDULE 13D
CUSIP No. 373654102                                           Page 9 of 81 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               CHATTERJEE MANAGEMENT COMPANY

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         321,136
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           321,136
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    321,136/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                                    .53%/1/

14      Type of Reporting Person*

        CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person may be deemed the beneficial owner.

                                  SCHEDULE 13D
CUSIP No. 373654102                                          Page 10 of 81 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               PURNENDU CHATTERJEE

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [X]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power  Number of
  Number of                         11,811,585
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           11,811,585
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    11,811,585/1/

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                                     16.31%/1/

14      Type of Reporting Person*

        IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------

/1/ See Item 5. This number does not include certain securities of the Issuer of which the Reporting Person may be deemed the beneficial owner.

                                                             Page 11 of 81 Pages


               This Amendment No. 10 to Schedule 13D relates to the shares of common stock, $0.01 par value (the "Shares"), of Geotek Communications, Inc. (the "Issuer") and amends the initial statement on Schedule 13D, dated November 9, 1993, and all subsequent amendments thereto (collectively, the "Initial Statement"). This Amendment No. 10 is being filed by the Reporting Persons (as defined herein) to report the acquisition by the Reporting Persons (as defined herein) of securities of the Issuer convertible into, or exercisable for, the Shares. As more fully set forth herein, this statement constitutes an initial statement for two of the Reporting Persons which, as a result of the transactions reported herein, may be deemed to be the beneficial owner of Shares. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows:

Item 2.        Identity and Background.

               This statement is being filed on behalf of the following persons (collectively, the "Reporting Persons"):

               (i)    S-C Rig Investments-III, L.P. ("S-C Rig III");

               (ii)   S-C Rig Co. (the "General Partner");

               (iii)  Winston Partners, L.P. ("Winston L.P.");

               (iv)   Chatterjee Fund Management, L.P. ("CFM");

               (v)    Winston Partners II LDC ("Winston LDC");

               (vi)   Winston Partners II LLC ("Winston LLC");

               (vii)  Chatterjee Advisors LLC ("Chatterjee Advisors");

               (viii) Chatterjee  Management Company ("Chatterjee  Management");
and

               (ix)   Purnendu Chatterjee ("Dr. Chatterjee");

               This statement constitutes an initial filing with respect to Winston L.P. and CFM. This statement relates to securities held for the accounts of S-C Rig III, Winston L.P., Winston LDC and Winston LLC.


                              The Reporting Persons

Winston L.P. and CFM
--------------------

               Winston L.P. is a Delaware limited partnership which is principally engaged in investing in securities. CFM is a Delaware limited partnership and the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM. The principal business purpose of CFM is to serve as the sole general partner of Winston L.P. The principal office of Winston L.P. and CFM is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106.

                                                             Page 12 of 81 Pages

Pursuant to regulations promulgated under Section 13(d) of the 1934 Act, CFM, as the sole general partner of Winston L.P., and Dr. Chatterjee, as the sole general partner of CFM, each may be deemed a beneficial owner of securities held for the account of Winston L.P.

               During the past five years, neither Winston L.P. nor CFM has been
(a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               On December 31, 1996 S-C Rig III, Winston LDC and Winston LLC entered into a letter agreement with the Issuer (the "Letter of Intent"), a copy of which is attached hereto as Exhibit P and incorporated herein by reference in response to this Item 3. Pursuant to the terms of the Letter of Intent, S-C Rig III, Winston LDC and Winston LLC agreed in principle to purchase from the Issuer, subject to certain conditions, 500 shares of Series P Convertible Preferred Stock, par value $0.01 per share, convertible into Shares (the "Series P Stock"), and warrants to purchase an aggregate of 850,000 Shares at an initial exercise price of $9.2625 per Shares, subject to adjustment for certain capital transactions (the "Series P Initial Warrants").

               On January 23, 1997, each of S-C Rig III, Winston LDC and Winston LLC, as well as Winston L.P., entered into a Convertible Securities Subscription Agreement (the "Subscription Agreement") with the Issuer, a copy of which is attached hereto as Exhibit Q and incorporated herein by reference in response to this Item 3, pursuant to which each of the Reporting Persons subscribed for Series P Stock and the Series P Initial Warrants.

               Pursuant to the terms of the Subscription Agreement:

          (i) S-C Rig III expended approximately $15,000,000 of its working capital to purchase 300 Shares of Series P Stock and Series P Initial Warrants to purchase 510,000 Shares, which are the only securities of the Issuer that have been purchased for its account over the last 60 days;

          (ii) Winston L.P. expended approximately $5,000,000 of its working capital to purchase 100 Shares of Series P Stock and Series P Initial Warrants to purchase 170,000 Shares, which are the only securities of the Issuer that have been purchased for its account over the last 60 days;

          (iii) Winston LDC expended approximately $3,666,667 of its working capital to purchase 66 2/3 Shares of Series P Stock and Series P Initial Warrants to purchase 113,333 Shares, which are the only securities of the Issuer that have been purchased for its account over the last 60 days; and

          (iv) Winston LLC expended approximately $1,333,333 of its working capital to purchase 33 1/3 Shares of Series P Stock and Series P Initial Warrants to purchase 56,667 Shares, which are the only securities of the Issuer that have been purchased for its account over the last 60 days.

               The Certificate of Designation of the Series P Stock (the "Certificate of Designation") provides that until the fifth anniversary of the issuance of the Series P Stock (when the Series P Stock will be mandatorily

                                                             Page 13 of 81 Pages


converted into Shares), subject to certain restrictions, the holders of Series P Stock may convert such Series P Stock into fully paid and nonassessable Shares. The Certificate of Designation provides that each share of the Series P Stock is convertible into the number of Shares that may be purchased with the "Designated Price" of such share of Series P Stock. The Certificate of Designation defines Designated Price as $50,000 per share, subject to certain adjustments (none of which are currently applicable). The price per Share used for the purpose of determining the number of Shares that may be purchased with the Designated Price under the Certificate of Designation is the "Average Stock Price," which generally equals the lowest daily volume-weighted average price of a Share for the four trading days immediately preceding the date of conversion. Such price is subject to certain adjustments, none of which are currently applicable, depending on the length of time that the Series P Stock has been held after the issuance thereof. For the purposes of this Schedule 13D, in determining the amount of Shares into which the Series P Stock are convertible, an assumption will be made that the Average Stock Price is $6.50. This price approximates the recent trading price of Shares. Based on this price, which fluctuates on a daily basis and is only an estimate for the purposes of this filing, each share of Series P Stock would be convertible into approximately 7,692.31 Shares.

               The Common Stock Purchase Warrant dated January 23, 1997 for the Series P Initial Warrants (the "Common Stock Purchase Warrant") issued to each of the Reporting Persons pursuant to the Subscription Agreement, in the form attached hereto as Exhibit R and incorporated herein by reference provides that each such Series P Initial Warrant may be exercised by the holder thereof, in whole or in part, at any time at an exercise price of $9.2625 per Share, subject to adjustment in the event of certain capital transactions by the Issuer.

               The securities held for the accounts of the Reporting Persons may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for the accounts of the Reporting Persons were acquired for investment purposes. Neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other individuals identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans, or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

        (a) (i) Excluding the Series P Stock, the aggregate number of Shares of which each of S-C Rig III and the General Partner may be deemed a beneficial owner is 11,090,449 (approximately 15.47% of the total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III of all of the convertible securities held for its account, except for the Series P Stock). This number consists of (i) 4,444,450 Shares issuable upon conversion of the Series H shares, (ii) 851,064 Shares issuable upon conversion of the Series I Shares, (iii) 621,000 Shares issuable upon the exercise of the 621,000 Warrants, (iv) 4,210,526 Shares issuable upon exercise of the April Warrant, (v) 340,909 Shares issuable upon conversion of the Series N Shares held for the account of S-C Rig III, (vi) 112,500 Shares issuable upon exercise of the June Warrants held for the account of S-C Rig III and (vii) 510,000 Shares issuable upon exercise of the 510,000 Series P Initial Warrants.

                                                             Page 14 of 81 Pages

               Based on the assumptions set forth in Item 3 with respect to the Series P Stock, which are incorporated herein by reference, assuming the conversion of all of the Series P Stock held for the account of S-C Rig III, the aggregate number of Shares of which each of S-C Rig III and the General Partner may be deemed a beneficial owner is 13,398,142 (approximately 18.11% of the total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III of all of the convertible securities held for its account). This number assumes the conversion of 300 shares of Series P Stock into 2,307,693 Shares.

               (ii) Excluding the Series P Stock, the aggregate number of Shares of which each of Winston L.P. and CFM may be deemed a beneficial owner is 170,000 (approximately .28% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Winston L.P., except for the Series P Stock). This number represents the 170,000 Shares issuable upon the exercise of the 170,000 Series P Initial Warrants held for the account of Winston L.P.

               Based on the assumptions set forth in Item 3 with respect to the Series P Stock, which are incorporated herein by reference, assuming the conversion of all of the Series P Stock held for the account of Winston L.P., the aggregate number of Share of which each of Winston L.P. and CFM may be deemed a beneficial owner is 939,231 (approximately 1.53% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston L.P. of all of the convertible securities held for its account). This number assumes the conversion of 100 shares of Series P Stock into 769,231 Shares.

               (iii) Excluding the Series P Stock, the aggregate number of Shares of which Winston LDC may be deemed a beneficial owner is 214,171 (approximately .35% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Winston LDC, except for the Series P Stock). This number consists of
(i) 75,818 Shares issuable upon conversion of the Series N Shares held for its account, (ii) 25,020 Shares issuable upon exercise of the June Warrants held for its account, and (iii) 113,333 Shares issuable upon the exercise of the 113,333 Series P Initial Warrants.

               Based on the assumptions set forth in Item 3 with respect to the Series P Stock, which are incorporated herein by reference, assuming the conversion of all of the Series P Stock held for the account of Winston LDC, the aggregate number of Shares of which Winston LDC may be deemed a beneficial owner is 726,992 (approximately 1.19% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston LDC of all of the convertible securities held for its account). This number assumes the conversion of 6 2/3 shares of Series P Stock into 512,821 Shares.

               (iv) Excluding the Series P Stock, the aggregate number of Shares of which Winston LLC may be deemed a beneficial owner is 106,965 (approximately
 .18% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Winston LLC, except for the Series P Stock). This number consists of (i) 37,818 Shares issuable upon conversion of the Series N Shares held for its account,
(ii) 12,480 Shares issuable upon exercise of the June Warrants held for its account, and (iii) 56,667 Shares issuable upon the exercise of the 56,667 Series P Initial Warrants.

                                                             Page 15 of 81 Pages


               Based on the assumptions set forth in Item 3 with respect to the Series P Stock, which are incorporated herein by reference, assuming the conversion of all of the Series P Stock held for the account of Winston LLC, the aggregate number of Shares of which may be deemed a beneficial owner is 363,375 (approximately .59% of the total number of Shares which would be outstanding assuming the exercise or conversion by Winston LLC of all of the convertible securities held for its account). This number assumes the conversion of 33 1/3 shares of Series P Stock into 256,410 Shares.

               (v) Excluding the Series P Stock, the aggregate number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed a beneficial owner is 321,136 (approximately .53% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the accounts of Winston LDC and Winston LLC, except for the Series P Stock). This number consists of (i) 214,171 Shares which Winston LDC may be deemed to own beneficially, and (ii) 106,965 Shares which Winston LLC may be deemed to own beneficially.

               Based on the assumptions set forth in Item 3 with respect to the Series P Stock, which are incorporated herein by reference, assuming the conversion of all of the Series P Stock held for the accounts of Winston LDC and Winston LLC, the aggregate number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed a beneficial owner is 1,090,367 (approximately 1.77% of the total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III of all of the convertible securities held for its account). This number assumes the conversion of 100 shares of Series P Stock held for the accounts of Winston LLC and Winston LDC into 769,231 Shares.

               (vi) Excluding the Series P Stock, the aggregate number of Shares of which Dr. Chatterjee may be deemed a beneficial owner is 11,811,585 (approximately 16.31% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities of which Dr. Chatterjee may be deemed the beneficial owner, except for the Series P Stock). This number consists of (i) 11,090,449 Shares which S-C Rig III and the General Partner may be deemed to own beneficially, (ii) 30,000 Shares issuable upon exercise of the options held directly for the personal account of Dr. Chatterjee, (iii) 200,000 Shares issuable upon exercise of the options held by XTEC, (iv) 321,136 Shares which Chatterjee Advisors and Chatterjee Management may be deemed to own beneficially, and (v) the 170,000 Shares of which Winston L.P. and CFM may be deemed to own beneficially.

               Based on the assumptions set forth in Item 3 with respect to the Series P Stock, which are incorporated herein by reference, assuming the conversion of all of the Series P Stock held for the accounts of S-C Rig III, Winston L.P., Winston LDC and Winston LLC, the aggregate number of Shares of which Dr. Chatterjee may be deemed a beneficial owner is 15,657,740 (approximately 20.54% of the total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III of all of the convertible securities held for its account). This number assumes the conversion of 500 shares of Series P Stock held for the accounts of S-C Rig III, Winston L.P., Winston LDC and Winston LLC into 3,846,155 Shares.

        (b) (i) Each of S-C Rig III and the General Partner has sole power to vote and dispose of the Shares issuable upon the conversion or exercise of the all of the convertible securities reported herein as being held for the account of S-C Rig III.

                                                             Page 16 of 81 Pages

               (ii) Each of Winston L.P. and CFM has the sole power to direct the voting and disposition of the Shares issuable upon the conversion or exercise of the all of the convertible securities reported herein as being held for the account of Winston L.P.

               (iii) Winston LDC has sole power to direct the voting and disposition of the Shares issuable upon the conversion or exercise of the all of the convertible securities reported herein as being held for its account.

               (iv) Winston LLC has sole power to direct the voting and disposition of the Shares issuable upon the conversion or exercise of the all of the convertible securities reported herein as being held for its account.

               (v) Each of Chatterjee Advisors and Chatterjee Management has the sole power to direct the voting and disposition of the Shares issuable upon the conversion or exercise of the all of the convertible securities reported herein as being held for the accounts Winston LDC and Winston LLC.

               (vi) Dr. Chatterjee may be deemed to have the sole power to direct the voting and disposition of the Shares issuable upon the conversion or exercise of the all of the convertible securities reported herein as being held for the accounts of S-C Rig III, Winston L.P., Winston LDC and Winston LLC.

               Dr. Chatterjee also may be deemed to have the sole power to vote and dispose of the 230,000 Shares issuable upon exercise of the 30,000 options held directly by him and the 200,000 options held by XTEC.

        (c) Except as disclosed in Item 3 and Item 6 hereof, which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since November 30, 1996 (60 days prior to the date hereof) by any of the Reporting Persons.

        (d) (i) The partners of S-C Rig III, including Tivadar Charitable Lead Trust, created under agreement dated 9/30/82 by Mr. George Soros as grantor, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of S-C Rig III in accordance with their partnership interests in S-C Rig III.

               (ii) The partners of Winston L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

               (iii) The shareholders of each of Winston LDC, including Winston Partners II Offshore Ltd., a British Virgin Islands international business corporation, and Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account each of Winston LDC and Winston LLC, respectively, in accordance with their ownership interests in Winston LDC and Winston LLC.

               (iv) Dr. Chatterjee has the sole right to receive dividends from, or proceeds from the sale of, the 30,000 options described herein as being held directly for his personal account.

                                                             Page 17 of 81 Pages


               (v) The shareholders of XTEC, including Dr. Chatterjee, have the right to receive dividends from, or proceeds from the sale of, the 200,000 options described herein as being held for the account XTEC in accordance with their ownership interests in XTEC.

          (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               In connection with its acquisition of securities reported herein, certain of the Reporting Persons entered into the following agreements, each of which is incorporated herein by reference: (i) the Letter of Intent attached hereto as Exhibit P, (ii) the Subscription Agreement attached hereto as Exhibit Q, (iii) the Common Stock Purchase Warrant in the form attached hereto as Exhibit R, (iv) a Registration Rights Agreement dated January 23, 1997 between the Issuer, S-C Rig III, Winston L.P., Winston LDC and Winston LLC attached hereto as Exhibit S (the "Registration Rights Agreement"), and (v) a Letter Agreement dated January 23, 1997 between the Issuer and each of S-C Rig III, Winston L.P., Winston LDC and Winston LLC in the form attached hereto as Exhibit T (the "Letter Agreement").

               The Letter of Intent, the Subscription Agreement and the Common Stock Purchase Warrant are described in Item 3 hereto and such disclosure is incorporated herein by reference; however, such disclosure is qualified in its entirely by reference to the specific provisions of such agreements, which provisions are incorporated herein by reference.

               The Letter Agreement contains certain agreements between each of S-C Rig III, Winston L.P., Winston LDC and Winston LLC and the Issuer concerning transactions in the securities of the Issuer. The Letter Agreement generally provides, among other things, that unless the Issuer and holders of at least 66 2/3% of the Series P Stock otherwise agree, each holder of Preferred Stock may convert, in the aggregate, not more than a limited percentage of Series P Stock held by such holder. The percentages to which each holder are limited are based on the number of days that have passed after December 31, 1996 and such percentages are set forth in Exhibit T hereto and are incorporated herein by reference.

               The Letter Agreement also provides for certain trading restrictions on the Series P Stock. It provides that if the market price for the Shares is below a certain price for five consecutive trading days, that the Issuer may, at its option, provide the holders of the Series P Stock with written notice of a "Trading Restriction Period" during which holders of Series P Stock would be restricted from engaging in trades involving the Shares. In addition, the Letter Agreement provides that in the event the Issuer commences a firmly underwritten public offering of its Shares and so requests, the holders of the Series P Stock will refrain from engaging in any trades involving Shares issued pursuant to a conversion of the Series P Stock or exercise of the Series P Initial Warrants. The Letter Agreement also includes certain other provisions affecting transactions in the securities of the Issuer, principally those involving compliance with securities laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. All of such provisions are incorporated herein by reference.

               The Registration Rights Agreement entered into in connection with the acquisition of the Series P Stock and the Series P Initial Warrants obligates the Issuer to have the Shares underlying such securities registered within a certain period of time. The Registration Rights Agreement provides that the Issuer shall file and use its best efforts to cause to become effective, as promptly as possible, but in any event by the 90th calendar day after January 23, 1997 a registration statement on Form S-3 under the Act or, if Form S-3 is

                                                             Page 18 of 81 Pages

not then available, another appropriate form covering the resale of Shares issuable upon conversion of the Series P Stock and upon the exercise of the Series P Initial Warrants.

               The Registration Rights Agreement contains other provisions relating to registration procedures, indemnification and contribution and other miscellaneous matters, all of which are incorporated herein by reference.

               From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as disclosed above, and except for the agreements described in the Initial Statement, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.        Material to be Filed as Exhibits.

               O. Joint Filing Agreement, dated as of January 29, 1997, by and among S-C Rig III, the General Partner, Winston L.P., CFM, Winston LDC, Winston LLC, Chatterjee Advisors, Chatterjee Management and Purnendu Chatterjee.

               P. Letter Agreement dated December 31, 1996 between the Issuer and S-C Rig III, Winston LDC and Winston LLC.

               Q. Form of the Subscription Agreement dated January 23, 1997 entered into between the Issuer and each of S-C Rig III, Winston L.P., Winston LDC and Winston LLC.

               R. Form of the Common Stock Purchase Warrant issued to each of S-C Rig III, Winston L.P., Winston LDC and Winston LLC.

               S. Registration Rights Agreement dated January 23, 1997 between the Issuer and S-C Rig III, Winston L.P., Winston LDC and Winston LLC.

               T. Form of the Letter Agreement dated January 23, 1997 between the Issuer and each of S-C Rig III, Winston L.P., Winston LDC and Winston LLC.

                                                             Page 19 of 81 Pages



                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


January 29, 1997                   S-C RIG INVESTMENTS-III, L.P.

                                   By:  S-C RIG CO., its General Partner


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Vice President


                                   S-C RIG CO.


                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Vice President


                                   WINSTON PARTNERS, L.P.

                                   By:  Chatterjee Fund Management, L.P.,
                                        its General Partner

                                        By:  Purnendu Chatterjee,
                                             its General Partner


                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact


                                   CHATTERJEE FUND MANAGEMENT, L.P.

                                   By:  Purnendu Chatterjee,
                                        its General Partner



                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact

                                                             Page 20 of 81 Pages


                                   WINSTON PARTNERS II LDC


                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact


                                   WINSTON PARTNERS II LLC

                                   By:  Chatterjee Advisors LLC, its Manager


                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Manager


                                   CHATTERJEE ADVISORS LLC


                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Manager


                                   CHATTERJEE MANAGEMENT COMPANY



                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Vice President


                                   PURNENDU CHATTERJEE


                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact

                                                             Page 21 of 81 Pages


                                INDEX OF EXHIBITS

EXHIBIT                                                                    PAGE
-------                                                                    ----
  O.   Joint Filing Agreement,  dated as of January 29, 1997, by and among S-C Rig  Investments-III,  L.P.,  S-C Rig Co.,  Winston
       Partners,  L.P.,  Chatterjee Fund Management,  L.P.,  Winston
       Partners  II  LDC,  Winston   Partners  II  LLC,   Chatterjee
       Advisors  LLC,  Chatterjee  Management  Company and  Purnendu
       Chatterjee.                                                          22

  P.   Letter  Agreement  dated December 31, 1996 between the Issuer and S-C Rig-III  Investments,  L.P.,  Winston Partners II LDC
       and Winston Partners II LLC.                                         24

  Q.   Form of the  Subscription  Agreement  dated  January 23, 1997 entered into between the Issuer and each of S-C Rig-III Investments, L.P., Winston Partners, L.P., Winston Partners
       II LDC and Winston Partners II LLC.                                  28

  R.   Form of the Common Stock  Purchase  Warrant issued to each of
       S-C Rig III  Investments,  L.P.,  , Winston  Partners,  L.P.,
       Winston Partners II LDC and Winston Partners II LLC.                 46

  S.   Registration  Rights Agreement dated January 23, 1997 between the Issuer, S-C Rig-III Investments,  L.P., Winston Partners,
       L.P., Winston Partners II LDC and Winston Partners II LLC.           62

  T.   Form of the Letter  Agreement  dated January 23, 1997 between the  Issuer  and  each  of  S-C  Rig-III  Investments,  L.P.,
       Winston Partners,  L.P.,  Winston Partners II LDC and Winston
       Partners II LLC.                                                     78